UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                            LATITUDE SOLUTIONS, INC.
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                          ----------------------------
                         (Title of Class of Securities)

                               -------------------
                                 (CUSIP Number)

                                  Jan Rowinski
                              17250 Hymus, Apt. 504
                        Kirkland, Quebec, Canada H9J 2W2
                  --------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 11, 2011
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                  SCHEDULE 13D
                                                      --------------------------
                                                               Page 2 of 5 Pages
                                                      --------------------------
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1        NAME OF REPORTING PERSON:

         Jan Rowinski

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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [   ]
                                                                    (b) [   ]
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3        SEC USE ONLY

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4        SOURCE OF FUNDS   OO

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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                          [  ]
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6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Canada
--------------------------------------------------------------------------------


            Number of             7        SOLE VOTING POWER
             Shares                        2,892,084
          Beneficially            ----------------------------------------------
            owned by              8        SHARED VOTING POWER
              Each                         0
            Reporting             ----------------------------------------------
             Person               9        SOLE DISPOSITIVE POWER
              with                         2,892,084
                                  ----------------------------------------------
                                  10       SHARED DISPOSITIVE POWER
                                           0

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,892,084 shares of common stock directly

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          [  ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.79% Common Stock
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON   IN
--------------------------------------------------------------------------------

                                                      --------------------------
                                                               Page 3 of 5 Pages
                                                      --------------------------
ITEM 1.  SECURITY AND ISSUER.

This statement on Schedule 13D relates to shares of common stock, $0.001 par value, of Latitude Solutions, Inc., a Nevada corporation. The address of the principal executive offices of Latitude Solutions, Inc. is 190 NW Spanish River Blvd., Suite 101, Boca Raton, Florida 33431.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) NAME: This statement is filed by Jan Rowinski.

         (b) BUSINESS ADDRESS: 190 NW Spanish River Blvd., Suite 101, Boca Raton, Florida 33431

         (c) EMPLOYMENT INFORMATION:

         JAN ROWINSKI, EXECUTIVE VICE PRESIDENT AND DIRECTOR OF LATITUDE SOLUTIONS, INC. AND CHIEF EXECUTIVE OFFICER/PRESIDENT OF GPSLATITUDE

Mr. Rowinski was appointed as an officer and to the board of directors of Latitude Solutions, Inc. on March 24, 2009. Mr. Rowinski is a corporate/business development and turn-around professional, experienced in streamlining corporations and elevating them to higher levels of performance and profit. He has introduced technologies in U.S., Canadian and International markets.

         Mr. Rowinski is the Co-Founder of GpsLatitude, a provider of security solutions and wireless telemetry for mobile assets and people, including advanced cost effective, integrated mobile live video streaming, tracking and live wireless transmission solutions on available public and private radios. Mr. Rowinski was the co-founder of MicroSlate Inc., a design and manufacture of patented, rugged mobile/wireless pen tablets, handheld and notebook computers from June of 1989 to August of 2004. MicroSlate was a Provider of cost-effective mobile/wireless, end-to-end enterprise hardware/software solutions for mobile workers, including police, military, utilities, transportation, oil and gas, telecommunication and government agencies.

         Mr. Rowinski is a lecturer regarding technology and mobile/wireless computing. Mr. Rowinski holds an MBA degree from McGill University, B.Sc. in Mathematics, and an Electrical Engineering (DEC).

         Mr. Rowinski was appointed to the board of directors of the Company because of his long time experience in the wireless industry.

         (d) During the last five (5) years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five (5) years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

         (f) Jan Rowinski is a citizen of Canada.

                                                      --------------------------
                                                               Page 4 of 5 Pages
                                                      --------------------------

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On July 14, 2009, the Company exchanged a majority of its shares for all the outstanding shares of GMMT Merger, Inc., a company controlled by common stockholders. As a result of the exchange, the Company acquired companies owned by GMMT Merger, Inc. ("Trinity Solutions, Inc." and "Latitude Clean Tech Group, Inc."), that conduct businesses in wireless live-video technology and contaminated water remediation. Mr. Rowinski received 1,283,334 shares of common stock on July 31, 2009 as a result of the merger.

On August 3, 2009, Mr. Rowinski purchased 1,608,750 shares of common stock at a value of $0.20 per share according to a Stock Purchase Agreement.

ITEM 4.  PURPOSE OF TRANSACTION.

Latitude Solutions, Inc. ("the Company") is a Nevada Corporation incorporated on June 3, 1983. On January 11, 2011 the Company became a fully reporting company with the Securities and Exchange Commission when the Company's registration statement on Form 10-12g became effective.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         a)  Aggregate   number  and  percentage  of  the  class  of  securities
beneficially owned:

         Jan Rowinski beneficially owns 2,892,084 shares of common stock directly representing approximately 5.79% of the issued and outstanding common stock of the Issuer.

         (b) Number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition:

            Sole Power to Vote or to Direct the Vote: 2,892,084

            Shared Power to or to Direct the Vote: 0

            Sole Power to Dispose or to Direct the Disposition of: 2,892,084

            Shared Power to Dispose or to Direct the Disposition of: 0

         (c) Transactions in the securities effected during the past sixty days:

See Item 4 above which is incorporated by reference herein.

         (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

         (e) The date on which the reporting person ceased to be the beneficiary owner of more than five percent of the class of securities: Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Mr.Rowinski, is the Executive Vice President and a director of the Company. As such, he does have an Employment Agreement with the Company that provides for Mr. Rowinski to be able to participate in any stock option plans the Company may create.

                                                      --------------------------
                                                               Page 5 of 5 Pages
                                                      --------------------------

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.


None.




                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             Dated:  July 5, 2011



                                             /s/ Jan Rowinski
                                             -----------------------------------
                                             Jan Rowinski